DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Marjorie Sybul Adams marjorie.adams@dlapiper.com T 212.335.4517 F 212.884.8517
January 26, 2015	OUR FILE NO. 375565-000003

Via EDGAR and United Parcel Service

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-6010

Re:	Nexvet Biopharma public limited company
Registration Statement on Form S-1 (File No. 333-201309)
Filed December 30, 2014
CIK No. 0001618561

Dear Mr. Riedler:

This letter is submitted on behalf of Nexvet Biopharma public limited company (together with its subsidiaries, the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form S-1 filed on December 30, 2014 (File No. 333-201309) (the “Registration Statement”), as set forth in your letter to Dr. Mark Heffernan dated January 13, 2015. The Company is filing under separate cover its Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”) in response to the Staff’s comment. Please note that the Registration Statement also includes other updates to the Company’s disclosure. For reference purposes, the numbered comment contained in your letter dated January 13, 2015 has been reproduced herein (in bold italics), with the Company’s response below such numbered comment.

Business

Process Development, Manufacturing and Distribution, page 88

1.	In your description of the specific distribution agreement with Virbac S.A. relating to NV-01, please include the aggregate milestone payments to be made under the agreement as well as a range of the fees payable within ten percentage points.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 1.

*            *             *

Mr. Jeffrey P. Riedler

January 26, 2015

Page Two

We and the Company very much appreciate the Staff’s attention to the review of Amendment No. 1. Please do not hesitate to contact me at (212) 335-4517 or my colleague Andrew D. Ledbetter at (206) 839-4845 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

DLA Piper LLP (US)

Marjorie Sybul Adams

marjorie.adams@dlapiper.com

cc:	Via E-mail

Dana Hartz (Staff Accountant, SEC Division of Corporation Finance)

Mark Brunhofer (Senior Staff Accountant, SEC Division of Corporation Finance)

Scot Foley (Staff Attorney, SEC Division of Corporation Finance)

John Krug (Senior Counsel, SEC Division of Corporation Finance)

Mark Heffernan (CEO, Nexvet Biopharma plc)

Damian Lismore (CFO, Nexvet Biopharma plc)

Geraldine Farrell (General Counsel, Nexvet Biopharma plc)

Andrew D. Ledbetter (DLA Piper LLP (US))

Mark B. Weeks (Cooley LLP)

John T. McKenna (Cooley LLP)